UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the Month of November 2005

Commission File Number: 001-31545

Harmony Gold Mining Company Limited

(Translation of registrant’s name into English)

Suite No. 1

Private Bag X1

Melrose Arch, 2076

South Africa

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.)

Form 20-F ☒    Form 40-F ☐

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes ☐    No ☒

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN OR

INTO THE UNITED STATES, CANADA OR JAPAN

Harmony Gold Mining Company Limited

(Incorporated in the Republic of South Africa)

(Registration number 1950/038232/06)

Share code: HAR ISIN: ZAE000015228

NYSE : HMY

(“Harmony”)

HARMONY DISPOSES OF ITS REMAINING INTEREST IN GOLD FIELDS LIMITED (“the disposal”)

Harmony (NYSE: HMY; JSE: HAR) today announced that it had disposed of its remaining 26,5 million Gold Fields Limited (“Gold Fields”) shares at an average price of R93.228 per share. The process was concluded through market disposals which commenced on 10 November 2005 and an open market offering on 15 and 16 November 2005.

“The disposal of our remaining shares in Gold Fields has significantly strengthened our balance sheet. In addition, with Harmony’s re-structuring process being concluded during the previous quarter, the company is well-positioned to fully exploit the current higher gold price in Rand/kg terms. This bodes well for Harmony which, through the development of our range of growth projects in South Africa and Papua New Guinea, will be transformed from a high cost marginal producer to producing high margin quality ounces”, commented Harmony CEO, Bernard Swanepoel.

The proceeds of the disposal will be utilised to continue to invest in Harmony’s pipeline of long life high-quality new mines and expansion projects, to retire short-term liability and as working capital within the Harmony operations.

The table below shows the pro forma per share effects of the sale of the Gold Fields shares on Harmony for the financial year ended 30 June 2005. The pro forma financial effects have been prepared for illustrative purposes only and, because of their nature, may not fairly present Harmony’s financial position, changes in equity, results of operation or cash flows at and for the financial year ended 30 June 2005, or the effect on future earnings. The financial effects are determined in accordance with the Listings Requirements of the JSE Limited.

	Historical Before the disposal(1) (cents)	After the disposal(2) (cents)	% Change
Net asset value	5,630	5,735	1.87
Tangible net asset value	5,054	5,159	2.09
Basic earnings	(955)	(855)	10.48
Headline earnings	(408)	(393)	3.75
Number of shares (’000)	393,341	393,341	0.00
Weighted average number of shares in issue (’000)	361,817	361,817	0.00

Notes:

1.	Extracted from the published financial results of Harmony for the financial year ended 30 June 2005.
2.	Pro forma financial effects after the disposal.
3.	In relation to the pro forma net asset value per share it is assumed that the disposal was effective on 30 June 2005.
4.	In relation to the pro forma earnings and headline earnings per share, it is assumed that the transaction was effective on 1 July 2004.
5.	It is assumed that the proceeds of the disposal were received on 30 November 2004, being the effective date of acquisition of the Gold Fields shares and remained in cash and cash equivalents, earning interest at a weighted average after tax interest rate of 5.04%, after taking into account the payment of transaction costs.
6.	The profit on the disposal was excluded in the calculation of headline earnings per share.

Johannesburg

16 November 2005

Sole Bookrunner

Merrill Lynch South Africa (Pty) Limited

Sponsor to Harmony

Merrill Lynch South Africa (Pty) Limited

Reporting accountants to Harmony

PWC

Attorneys to Harmony

Cliffe Dekker Inc.

This communication is for information purposes only.

This announcement does not constitute an offer of securities for sale or a solicitation of an offer to purchase securities in the United States or any other jurisdiction in which such an offer or solicitation is unlawful. The securities referred to in this announcement have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States, except pursuant to registration or an applicable exemption from registration. No public offering of securities is being made into the United States.

Within the United Kingdom, this announcement is directed only at persons who have professional experience in matters relating to investments who fall within article 19(5) of the United Kingdom Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended) (the ‘Order’) or are persons falling within article 49(2)(a) to (d) (‘high net worth individuals, unincorporated associations etc.’) of the Order (all such persons together being referred to as ‘relevant persons’). This communication must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons. As regards all persons other than relevant persons, the details of the placing and bookbuilding set out in this announcement are for information purposes only.

Forward-looking Statements

Statements in this communication include “forward-looking statements” that express or imply expectations of future events or results. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. All forward-looking statements involve a number of risks, uncertainties and other factors, and Harmony cannot give assurances that such statements will prove to be correct. Risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements include, without limitation, the satisfaction of closing conditions, the acceptance or rejection of any agreement by regulators, delays in the regulatory processes, changes in the economic or political situation in South Africa, the European Union, the United States of America and/or any other relevant jurisdiction, changes in the gold industry within any such country or area or worldwide and the performance of (and cost savings realised by) Harmony. Although Harmony’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Harmony’s securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Harmony, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. Harmony does not undertake any obligation to update any forward-looking information or statements.

This announcement has been issued by, and is the sole responsibility of, Harmony.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 17, 2005

Harmony Gold Mining Company Limited

	By:	/S/ NOMFUNDO QANGULE
	Name:	Nomfundo Qangule
	Title:	Chief Financial Officer